EXHIBIT 99.III
                                                                  --------------

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
  AND CORRESPONDING PROVISIONS OF THE SECURITIES LEGISLATION IN OTHER PROVINCES
                                 AND TERRITORIES


1.   NAME AND ADDRESS OF COMPANY

          The Descartes Systems Group Inc.
          120 Randall Drive
          Waterloo, Ontario  N2V 1C6
          Canada

2.   DATE OF MATERIAL CHANGE

          November 29, 2004

3.   NEWS RELEASE

          A press release was issued at Waterloo, Ontario on November 30, 2004. A copy of the press release is attached as Schedule "A".

4.   SUMMARY OF MATERIAL CHANGE

          The Board of Directors of The Descartes Systems Group Inc. (the "Company") authorized, effective November 29, 2004, subject to regulatory and shareholder approval, adoption of a shareholder rights plan (the "Rights Plan") pursuant to a Shareholder Rights Plan Agreement dated as of November 29, 2004 between the Company and Computershare Trust Company of Canada (the "Rights Agent"). A copy of the Rights Plan is attached as Schedule "B".

          The Rights Plan creates a right (which may only be exercised if a person acquires control of 20% or more of the Common Shares of the Company) for each shareholder, other than the person that acquires 20% or more of the Common Shares of the Company, to acquire additional Common Shares at one-half of the market price of the Common Shares. This significantly dilutes the share position of the person that acquires 20% or more of the Common Shares of the Company and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as defined in the Rights Plan and discussed below).

          Under the terms of the Rights Plan, the continued existence of the Rights Plan must be approved and reconfirmed by the Independent Shareholders (as defined in the Rights Plan) on or before the date of the Company's annual meeting held in 2008. An "Independent Shareholder" is generally any shareholder other than an "Acquiring Person" (as defined in the Rights Plan) and its associates and affiliates. As of the
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          date of the Rights Plan, the Company is not aware of any shareholder that would not be considered an Independent Shareholder.

          Shareholder approval of the Rights Plan is not required by law but is required by applicable stock exchange rules. The Rights Plan has been conditionally approved by the Toronto Stock Exchange, subject to shareholder approval within six (6) months of November 29, 2004. A resolution (the "Rights Plan Resolution") authorizing the adoption of the Rights Plan must be approved by a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders at the Company's next annual and special meeting (the "Meeting") of the holders of Common Shares.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

          The Board of Directors of the Company authorized, effective November 29, 2004, subject to regulatory and shareholder approval, adoption of the Rights Plan pursuant to the Rights Agent. A copy of the Rights Plan is attached as Schedule "B".

          The Rights Plan creates a right (which may only be exercised if a person acquires control of 20% or more of the Common Shares of the Company) for each shareholder, other than the person that acquires 20% or more of the Common Shares of the Company, to acquire additional Common Shares at one-half of the market price of the Common Shares. This significantly dilutes the share position of the person that acquires 20% or more of the Common Shares of the Company and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as defined in the Rights Plan and discussed below).

          Under the terms of the Rights Plan, the continued existence of the Rights Plan must be approved and reconfirmed by the Independent Shareholders (as defined in the Rights Plan) on or before the date of the Company's annual meeting held in 2008. An "Independent Shareholder" is generally any shareholder other than an "Acquiring Person" (as defined in the Rights Plan) and its associates and affiliates. As of the date of the Rights Plan, the Company is not aware of any shareholder that would not be considered an Independent Shareholder.

          Shareholder approval of the Rights Plan is not required by law but is required by applicable stock exchange rules. The Rights Plan has been conditionally approved by the Toronto Stock Exchange, subject to shareholder approval within six (6) months of November 29, 2004. The Rights Plan Resolution authorizing the adoption of the Rights Plan must be approved by a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders at the Company's next annual and special meeting (the "Meeting") of the holders of Common Shares.

          The following is a summary of the features of the Rights Plan. The summary is qualified in its entirety by the full text of the Rights Plan. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated.
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6.   ISSUANCE OF RIGHTS

          The Board has authorized, subject to regulatory approvals, the issue on November 29, 2004 of one Right in respect of each Common Share outstanding at the close of business on November 29, 2004, the date of implementation of the Rights Plan. The Board will also authorize the issue of one Right for each Common Share issued after such date and prior to the earlier of the Separation Time and the Expiration Time. Each Right entitles the registered holder thereof to purchase from the Company one Common Share at the exercise price equal to three times the Market Price of the Common Share, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

          The Company is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

          TRADING OF RIGHTS

          Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

          SEPARATION TIME

          The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Rights Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or Competing Permitted
          Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.
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          ACQUIRING PERSON

          In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares. Excluded from the definition of "Acquiring Person" are the Company and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemption by the Company of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Rights Plan. However, in general:

7. a "Permitted Bid Acquisition" means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

8. an "Exempt Acquisition" means an acquisition of Common Shares in respect of which the Board of Directors has waived the application of the Rights Plan, which was made pursuant to a dividend reinvestment plan of the Company, which was made pursuant to the receipt or exercise of rights issued by the Company to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (provided that such rights are acquired directly from the Company and not from any other Person and provided that the Person does not hereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition), which was made pursuant to a distribution by the Company of Common Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), which was made pursuant to a distribution by the Company of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company, or which is made pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval;

9. a "Convertible Security Acquisition" means an acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

10. a "Pro Rata Acquisition" means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class.

          Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body, Crown agent or agency or Manager (provided that such Person is not making or proposing to make a Take-over Bid), and a Person (a "Grandfathered Person") who is the Beneficial
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                                       5

          Owner of 20% or more of the outstanding Common Shares of the Corporation as at the Record Time, provided, however, that this exception ceases to be applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Common Shares or (2) become the Beneficial Owner of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time.

          BENEFICIAL OWNERSHIP

          GENERAL

          In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business).

          A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor"). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares.

          INSTITUTIONAL SHAREHOLDER EXEMPTIONS FROM BENEFICIAL OWNERSHIP

          The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client") including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws);
          (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts;
          (iii) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (iv) a manager or trustee ("Manager") of a mutual fund
          ("Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States
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          of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions.

          A Person will not be deemed to "Beneficially Own" a security because
          (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

          EXEMPTION FOR PERMITTED LOCK-UP AGREEMENT

          Under the Rights Plan, a Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security, pursuant to a Permitted Lock-up Agreement, to a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

          A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Common Shares (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Common Shares to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Common Shares in order to deposit or tender the Common Shares to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Common Shares in order to deposit or tender the Common Shares to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and that does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares subject to the lock-up agreement and potentially triggering the provisions of the Rights Plan.

          A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person's right to withdraw Common Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-Over Bid or transaction. Finally, under a
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          Permitted Lock-up Agreement, no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2 1/2% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another Take-Over Bid or support another transaction.

          FLIP-IN EVENT

          A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board of Directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $4.50 and the Market Price of the Common Shares is $2.00, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $9.00 (that is, 4.5 Common Shares) for $4.50 (that is, a 50% discount from the Market Price).

          PERMITTED BID AND COMPETING PERMITTED BID

          A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

          (i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

          (ii) the Take-over Bid contains irrevocable and unqualified conditions that:

11. no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

12. unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

13. more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and
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14.  in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

          A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

          REDEMPTION, WAIVER AND TERMINATION

          (i) REDEMPTION OF RIGHTS ON APPROVAL OF HOLDERS OF COMMON SHARES AND RIGHTS. The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Agreement (the "Redemption Price").

          (ii) WAIVER OF INADVERTENT ACQUISITION. The Board of Directors acting in good faith may waive the application of the Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

          (iii) DEEMED REDEMPTION. In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Rights Plan consummates the acquisition of the Common Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

          (iv) DISCRETIONARY WAIVER WITH MANDATORY WAIVER OF CONCURRENT BIDS. The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event
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                                       9

                  occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

          (v) DISCRETIONARY WAIVER RESPECTING ACQUISITION NOT BY TAKE-OVER BID CIRCULAR. The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Rights Plan to such Flip-in Event. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

          (vi) REDEMPTION OF RIGHTS ON WITHDRAWAL OR TERMINATION OF BID. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

          If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Company will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

          ANTI-DILUTION ADJUSTMENTS

          The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

               (a) if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares,

               (b)  or a subdivision or consolidation of the Common Shares,

               (c) or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

               (d) if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular
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                    periodic cash dividend or a dividend payable in Common
                    Shares) or rights or warrants.

          SUPPLEMENTS AND AMENDMENTS

          The Company may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

          Subject to the above exceptions, after the meeting, any amendment, variation or deletion of or from the Rights Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

          The Board of Directors reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of the Company and its shareholders to do so, in light of subsequent developments.

          EXPIRATION

          If the Rights Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan) and the termination of the annual meeting of the Shareholders in the year 2008 unless at or prior to such meeting the Company's shareholders ratify the continued existence of the Rights Plan, in which case the Rights Plan would expire at the earlier of the Termination Time and the termination of the 2011 annual meeting of the Company's shareholders.

1.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          Not applicable.

2.   OMITTED INFORMATION

          Not applicable.

15.  EXECUTIVE OFFICER

          J. Scott Pagan
          General Counsel and Corporate Secretary
          The Descartes Systems Group Inc.
          Telephone No. (519) 746-6114

16.  DATE OF REPORT

          December 3, 2004

                                  SCHEDULE "A"

           DESCARTES REPORTS RESULTS FOR THIRD QUARTER OF FISCAL 2005

   SIGNIFICANT EXPENSE REDUCTIONS CONTRIBUTE TO IMPROVED OPERATING PERFORMANCE
          AND UNCHANGED CASH POSITION; SHAREHOLDER RIGHTS PLAN ADOPTED

WATERLOO, ONTARIO, NOVEMBER 30, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of technology solutions for distribution and logistics sensitive organizations, today announced the following:
     o Unaudited financial results for the third fiscal quarter of its 2005 fiscal year (Q3FY05) which ended on October 31, 2004; and
     o    The adoption of a shareholder rights plan (the "Rights Plan").

Q3FY05 FINANCIAL RESULTS
The Company announced its unaudited financial results for Q3FY05, determined in accordance with United States Generally Accepted Accounting Principles (GAAP). All dollar amounts referenced are in United States currency.

Total revenues for Q3FY05 were $11.0 million, compared to $11.1 million in the previous quarter (Q2FY05) and down from $16.0 million in the third quarter in the prior fiscal year (Q3FY04). Total expenses for Q3FY05 were $13.8 million, down significantly from $33.8 million in Q2FY05 and $20.2 million in Q3FY04. This significant reduction in expenses is principally a consequence of the Company's May 2004 restructuring initiative. The loss per share for Q3FY05 was ($0.07) cents, improved from ($0.56) in Q2FY05 and ($0.10) in Q3FY04.

Compared to the prior fiscal quarter, Q3FY05 total expenses (excluding restructuring) were down $7.4 million to $13.2 million. This exceeded the Company's previously indicated expectation that Q3FY05 total expenses (excluding restructuring) would be reduced by approximately $7 million compared to Q2FY05. This significant expense reduction was a key contributor to the Company's improved operating performance in Q3FY05. Total expenses (excluding restructuring) is a non-GAAP measure (discussed in detail below) referenced to illustrate the expense savings from the Company's May 2004 restructuring initiative.

The Company's aggregate cash, cash equivalents and marketable securities at the end of Q3FY05 were $46.4 million, unchanged from the position at the end of Q2FY05 and $0.4 million higher than the preliminary estimate provided by the Company on November 2, 2004. Cash generated by the business was used to pay the $0.5 million contribution to the defense and previously announced settlement-in-principle of the class action litigation as well as $1.8 million for restructuring activities and $0.3 million to terminate a third-party outsourcing contract.

The Company's days-sales-outstanding for Q3FY05 was 68 days, down significantly from 82 days in Q2FY05 and 99 days in Q3FY04.

"Our Q3FY05 financial results reflect that our business operations have stabilized," said Art Mesher, Chief Executive Officer. "With this type of operating performance, our continued focus on aligning operating expenses with visible and recurring revenues, and our healthy cash position, our customers can be confident that we will continue to be a customer-centric organization that delivers them superior results on a long-term basis."

DESCARTES ADOPTS RIGHTS PLAN
The Company also announced that the Board of Directors has adopted the Rights Plan. The Company is not adopting the Rights Plan in response to any proposal to acquire control of the Company.

The Board of Directors has adopted the Rights Plan to ensure the fair treatment of shareholders in connection with any take-over offer for the Company, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. In such event, the Rights Plan will also provide the Board of Directors more time to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Rights Plan, Rights have been issued and attached to all common shares of the Company issued and outstanding as of the close of business on November 29, 2004. Rights will be issued upon any future issuance of any common shares of the Company that occurs prior to the Separation Time (as defined in the Rights
Plan).

The Rights Plan has been conditionally approved by the Toronto Stock Exchange and is subject to approval by shareholders at the Company's next annual and special meeting of shareholders. If approved by shareholders, the Rights Plan will continue in force for an initial term of three years commencing on November 29, 2004. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

The Rights Plan is not intended to prevent take-over bids. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be "Permitted Bids". Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and remain open for sixty days.

In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the Rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares in the Company at a substantial discount to the market value at the time.

CONFERENCE CALL TODAY
Company management will discuss the Q3FY05 results and expectations regarding the business in a live conference and audio Web cast with the financial community at 8:00 am ET today. The conference call is accessible by dialing
(800) 289-0493 or (913) 981-5510 and quoting reservation number 968678. The audio Web cast can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or
(719) 457-0820 and quoting reservation number 968678. An archived replay of the audio Web cast will also be available through the Descartes Web site at: www.descartes.com/investors

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of technology solutions for distribution and logistics sensitive organizations. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' products and services provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. These products and services enable distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

SAFE HARBOR STATEMENT
This release contains forward-looking statements that relate to financial and operating performance, the Company's restructuring initiatives and the benefits of the Rights Plan and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to the ability to continue to align operating expenses to visible and recurring revenues; the ability to achieve cost reductions on a timely basis; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; global economic, market and political conditions; the failure of the Company's shareholders to adopt the Rights Plan; and other factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
Our quarterly unaudited financial statements are prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this earnings release and our investor conference calls. We believe that current shareholders and potential investors in the Company use non-GAAP financial measures in making investment decisions about the Company.

TOTAL EXPENSES (EXCLUDING RESTRUCTURING)
A non-GAAP financial measure we use in this release is total expenses (excluding restructuring). Total expenses refers to a GAAP financial measure; we use the term "total expenses (excluding restructuring)" to reflect that our financial measure also excludes restructuring costs and asset impairment (including impairment of goodwill). However, total expenses (excluding restructuring) is not a measure determined under GAAP and is not likely to be comparable to similarly titled measures reported by other companies. Total expenses (excluding restructuring) should not be construed as a substitute for total expenses or any other financial measure determined in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. We have presented total expenses (excluding restructuring) to illustrate the expense savings generated by our May 2004 restructuring initiative. The table below reconciles total expenses (excluding restructuring) for each of the Company's previous four fiscal quarters to the GAAP total expenses, which we believe is the most directly comparable GAAP measure.

(USD, IN THOUSANDS)                              Q3FY05           Q2FY05           Q1FY05           Q4FY04
                                                --------         --------         --------         --------
Total expenses                                  $ 13,775         $ 33,764         $ 42,199         $ 24,928
Adjustments to reconcile to total
expenses (excluding restructuring):
   Restructuring costs and asset
   impairment (includes                             (556)         (13,154)         (18,592)          (1,018)
   impairment of goodwill)
                                                -----------------------------------------------------------
TOTAL EXPENSES (EXCLUDING RESTRUCTURING)        $ 13,219         $ 20,610         $ 23,607         $ 23,910
                                                ===========================================================

CONTACT INFORMATION
Anca Mihaila
(519) 746-6114 ext. 2238
pr@descartes.com
----------------

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP; OCTOBER 31 DATA UNAUDITED)
--------------------------------------------------------------------------------

                                                                           ------------         ------------
                                                                             OCTOBER 31           January 31
                                                                                   2004                 2004
                                                                           ------------         ------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                   12,803               13,187
     Marketable securities                                                       23,552               34,586
     Accounts receivable
         Trade                                                                    8,335               12,986
         Other                                                                    1,949                3,501
     Prepaid expenses and other                                                   2,135                3,045
                                                                           ------------         ------------
                                                                                 48,774               67,305
MARKETABLE SECURITIES                                                            10,000               17,279
CAPITAL ASSETS                                                                    7,564               13,452
LONG-TERM INVESTMENTS                                                             3,300                3,300
GOODWILL                                                                           --                 18,038
INTANGIBLE ASSETS                                                                 5,128                8,264
DEFERRED CHARGES                                                                   --                  1,021
                                                                           ------------         ------------
      TOTAL ASSETS                                                               74,766              128,659
                                                                           ============         ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                                             3,036                4,743
     Accrued liabilities                                                          5,902                3,609
     Deferred revenue                                                             2,262                2,860
     Convertible debentures                                                      26,995                 --
                                                                           ------------         ------------
                                                                                 38,195               11,212
CONVERTIBLE DEBENTURES                                                             --                 26,995
                                                                           ------------         ------------
                                                                                 38,195               38,207
                                                                           ------------         ------------

SHAREHOLDERS' EQUITY
     Common shares - unlimited shares authorized; Shares issued and
     outstanding 40,705,811 and                                                 364,907              364,907
                                                                                                  40,705,811
     Additional paid-in capital                                                  81,658               81,667
     Unearned deferred compensation                                                (227)                (339)
     Accumulated other comprehensive income (loss)                                    1                 (387)
     Accumulated deficit                                                       (409,768)            (355,396)
                                                                           ------------         ------------
                                                                                 36,571               90,452
                                                                           ------------         ------------
                                                                                 74,766              128,659
                                                                           ============         ============

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)
--------------------------------------------------------------------------------

                                                       --------------------------      --------------------------
                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                       --------------------------      --------------------------
                                                       OCTOBER 31      October 31      OCTOBER 31      October 31
                                                             2004            2003            2004            2003
                                                       ----------      ----------      ----------      ----------
REVENUES                                                   11,045          16,026          35,366          45,432
COST OF REVENUES                                            4,711           4,787          16,068          14,257
                                                       ----------      ----------      ----------      ----------
GROSS MARGIN                                                6,334          11,239          19,298          31,175
                                                       ----------      ----------      ----------      ----------
EXPENSES
     Sales and marketing                                    2,329           7,226          16,107          21,061
     Research and development                               2,102           2,298           8,736           6,485
     General and administrative                             2,633           2,680          12,265           9,082
     Amortization of intangible assets                      1,005           1,313           3,136           4,026
     Impairment of goodwill                                  --              --            18,038            --
     Restructuring costs and asset impairment                 556           1,637          14,264          17,766
                                                       ----------      ----------      ----------      ----------
                                                            8,625          15,154          72,546          58,420
                                                       ----------      ----------      ----------      ----------
LOSS FROM OPERATIONS                                       (2,291)         (3,915)        (53,248)        (27,245)
                                                       ----------      ----------      ----------      ----------
OTHER INCOME (EXPENSE)
     Interest expense                                        (425)           (433)         (1,299)         (2,605)
     Investment income                                        109             176             405           1,074
     Gain on purchase of convertible debentures              --              --              --               904
                                                       ----------      ----------      ----------      ----------
                                                             (316)           (257)           (894)           (627)
                                                       ----------      ----------      ----------      ----------
LOSS BEFORE INCOME TAXES                                   (2,607)         (4,172)        (54,142)        (27,872)
INCOME TAX EXPENSE - CURRENT                                 (123)            (22)           (230)            (46)
                                                       ----------      ----------      ----------      ----------
LOSS                                                       (2,730)         (4,194)        (54,372)        (27,918)
                                                       ----------      ----------      ----------      ----------
LOSS PER SHARE
     Basic and diluted                                      (0.07)          (0.10)          (1.34)          (0.58)
                                                       ----------      ----------      ----------      ----------
WEIGHTED AVERAGE SHARES OUTSTANDING
     Basic and diluted (thousands)                         40,706          40,654          40,706          47,736
                                                       ==========      ==========      ==========      ==========

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)
--------------------------------------------------------------------------------

                                                               -----------------------------         -----------------------------
                                                                     THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                               -----------------------------         -----------------------------
                                                               OCTOBER 31         October 31         OCTOBER 31         October 31
                                                                     2004               2003               2004               2003
                                                               ----------         ----------         ----------         ----------
OPERATING ACTIVITIES
Adjustments to reconcile loss to cash provided by (used in)
operating activities:
     Depreciation                                                     544                835              1,662              1,988
     Amortization of intangible assets                              1,005              1,313              3,136              4,026
     Impairment of goodwill                                          --                 --               18,038               --
     Write-off of redundant assets                                   --                 --                5,770               --
     Amortization of convertible debenture costs                       64                 63                192                386
     Amortization of deferred compensation                             34                 35                103                136
     Gain on purchase of convertible debentures                      --                 --                 (904)
     Changes in operating assets and liabilities:
        Accounts receivable
            Trade                                                   1,708             (2,443)             4,651             (3,502)
            Other                                                     367               (417)             1,552                156
        Prepaid expenses and other                                    424                623                530               (815)
        Deferred charges                                             --                   61                657               (409)
        Accounts payable                                            1,176                528             (1,707)            (2,438)
        Accrued liabilities                                        (2,374)            (1,784)             2,681                203
        Deferred revenue                                             (261)              (549)              (598)              (923)
                                                               ----------         ----------         ----------         ----------
Cash used in operating activities                                     (43)            (5,929)           (17,705)           (30,014)
                                                               ----------         ----------         ----------         ----------
INVESTING ACTIVITIES
     Maturities of marketable securities                            4,228             29,838             22,252            132,029
     Sale of marketable securities                                   --                 --                8,198               --
     Purchase of marketable securities                             (3,197)              --              (12,137)            (1,404)
     Additions to capital assets                                      (25)            (1,185)              (992)            (3,839)
     Acquisition of subsidiaries                                     --                 (235)              --                 (335)
                                                               ----------         ----------         ----------         ----------
Cash provided by investing activities                               1,006             28,418             17,321            126,451
                                                               ----------         ----------         ----------         ----------
FINANCING ACTIVITIES
     Purchase of convertible debentures                              --                 --                 --              (43,274)
     Purchase of common shares                                       --                 --                 --              (27,228)
     Issuance of common shares for cash                              --                 --                 --                   17
                                                               ----------         ----------         ----------         ----------
Cash used in financing activities                                    --                 --                 --              (70,485)
                                                               ----------         ----------         ----------         ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      963             22,489               (384)            25,952

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   11,840             24,658             13,187             21,195
                                                               ----------         ----------         ----------         ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         12,803             47,147             12,803             47,147
                                                               ==========         ==========         ==========         ==========

                                  SCHEDULE "B"

                        SHAREHOLDER RIGHTS PLAN AGREEMENT




                                     BETWEEN




                        THE DESCARTES SYSTEMS GROUP INC.


                                       and


                      COMPUTERSHARE TRUST COMPANY OF CANADA
                                 as Rights Agent




                          Dated as of November 29, 2004

                                TABLE OF CONTENTS

                                                                            PAGE

                                    ARTICLE 1
                                   DEFINITIONS

1.1    Definitions............................................................2
1.2    Currency 11
1.3    Acting Jointly or in Concert..........................................12
1.4    Control  .............................................................12
1.5    Holder of Rights and Trust Units......................................12
1.6    References to this Agreement..........................................12

                                    ARTICLE 2
                                   THE RIGHTS

2.1    Legend on Common Share Certificates...................................12
2.2    Initial Exercise Price; Exercise of Rights; Detachment of Rights......13
2.3    Adjustments to Exercise Price; Number of Rights.......................15
2.4    Date on Which Exercise is Effective...................................17
2.5    Execution, Authentication, Delivery and Dating of
         Rights Certificates.................................................18
2.6    Registration, Registration of Transfer and Exchange...................18
2.7    Mutilated, Destroyed, Lost and Stolen Rights Certificates.............18
2.8    Persons Deemed Owners.................................................19
2.9    Delivery and Cancellation of Certificates.............................19
2.10   Agreement of Rights Holders...........................................19

                                    ARTICLE 3
         ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1    Flip-in Event.........................................................20

                                    ARTICLE 4
                                THE RIGHTS AGENT

4.1    General  .............................................................21
4.2    Merger, Amalgamation or Consolidation or Change of
         Name of Rights Agent................................................22
4.3    Duties of Rights Agent................................................22
4.4    Change of Rights Agent................................................24

                                    ARTICLE 5
                                  MISCELLANEOUS

5.1    Redemption and Termination............................................24
5.2    Expiration............................................................26
5.3    Issuance of New Rights Certificates...................................26
5.4    Supplements and Amendments............................................26
5.5    Fractional Rights and Fractional Shares...............................28
5.6    Rights of Action......................................................28
5.7    Holder of Rights Not Deemed a Shareholder.............................28
5.8    Notice of Proposed Actions............................................28
5.9    Notices  .............................................................29
5.10   Costs of Enforcement..................................................30
5.11   Successors............................................................30
5.12   Benefits of this Agreement............................................30
5.13   Descriptive Headings..................................................30

                                TABLE OF CONTENTS
                                   (CONTINUED)
                                                                            PAGE

5.14   Governing Law.........................................................30
5.15   Language 30
5.16   Counterparts..........................................................30
5.17   Severability..........................................................30
5.18   Effective Date........................................................30
5.19   Shareholder Review....................................................31
5.20   Regulatory Approvals..................................................31
5.21   Declaration as to Non-Canadian and Non-U.S. Holders...................31
5.22   Determinations and Actions by the Board of Directors..................31

                        SHAREHOLDER RIGHTS PLAN AGREEMENT

     THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of the 29th day of November, 2004.

BETWEEN:

         THE DESCARTES SYSTEMS GROUP INC., a body corporate organized under the laws of Ontario (hereinafter referred to as the "CORPORATION")

                                                               OF THE FIRST PART

                                     - and -

         COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "RIGHTS AGENT")

                                                              OF THE SECOND PART

     WHEREAS the board of directors of the Corporation (the "BOARD OF DIRECTORS") has determined that it is advisable to adopt a shareholder rights plan to take effect immediately upon receipt of approval of the Independent Shareholders (the "RIGHTS PLAN") to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or bid for the common shares of the Corporation, and to ensure that the Board of Directors is provided with a sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value;

     AND WHEREAS, in order to implement the adoption of the Rights Plan as established by this agreement, the Board of Directors has:

     (a) authorized the issuance of one right (a "Right") in respect of each Common Share (as hereinafter defined) outstanding at the close of business on November 29, 2004 (the "Record Time"), such distribution to be made to shareholders of record at the Record Time; and

     (b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

     AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

     AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

     NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

1.1 DEFINITIONS

     For purposes of this Agreement, the following terms have the meanings indicated:

     (a) "ACQUIRING PERSON" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

          (i)  the Corporation or any Subsidiary of the Corporation;

          (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as a result of any one or a combination of:

               (A) an acquisition or redemption by the Corporation of Common Shares of the Corporation which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares of the Corporation then outstanding;

               (B) share acquisitions made pursuant to a Permitted Bid ("PERMITTED BID ACQUISITIONS");

               (C) share acquisitions (1) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made pursuant to a dividend reinvestment plan of the Corporation; or (3) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or
                    (4) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, provided that (i) all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals and
                    (ii) such Person does not become the Beneficial Owner of more than 25% of the Common Shares outstanding immediately prior to the distribution, and in making this determination, the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution; or (6) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval ("EXEMPT ACQUISITIONS");

               (D) the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("CONVERTIBLE SECURITY ACQUISITIONS"); or

               (E) acquisitions as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same PRO RATA basis as all other holders of Common Shares of the same class ("PRO RATA ACQUISITIONS");

               provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Corporation then outstanding by reason of any one or a combination of (i) share acquisitions or redemptions by the Corporation or (ii) Permitted Bid Acquisitions or (iii) Exempt Acquisitions or (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions and, after such share acquisitions or redemptions by the Corporation or Permitted Bid Acquisitions or Exempt Acquisitions or Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Common Shares of the Corporation outstanding other than pursuant to any one or a combination of share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

          (iii) for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on clause 1.1(d)(B) solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "DISQUALIFICATION DATE" means the first date of public announcement that any Person is making or intends to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person;

          (iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities by way of prospectus or private placement; or

          (v) a Person (a "GRANDFATHERED PERSON") who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as at the Record Time, PROVIDED, HOWEVER, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Common Shares or (2) become the Beneficial Owner (other than pursuant to any one or a combination of (A) share acquisitions or redemptions by the Corporation or (B) Permitted Bid Acquisitions (C) Exempt Acquisitions or (D) Convertible Security Acquisition or (E) Pro Rata Acquisitions) of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time.

     (b) "AFFILIATE", used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

     (c) "ASSOCIATE" of a specified individual shall mean any individual to whom such specified individual is married or with whom such specified individual is living in a conjugal relationship, outside marriage, or any relative of such specified individual or said spouse who has the same home as such specified individual.

     (d) A Person shall be deemed the "BENEFICIAL OWNER", and to have "BENEFICIAL OWNERSHIP", of, and to "BENEFICIALLY OWN":

          (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

          (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); and

          (iii) any securities which are Beneficially Owned within the meaning of clauses 1.1(d)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;

          provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

               (A) where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), in each case until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

               (B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), holds such security provided that (1) the ordinary business of any such Person (the "INVESTMENT MANAGER") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (2) such Person (the "TRUST COMPANY") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (3) such Person (the "PLAN TRUSTEE") is the administrator or trustee of one or more pension funds or plans (each a "PLAN") registered under applicable laws and holds such security for the purposes of its activity as such, or (4) such Person is a Plan or is a Person established by statute (the "STATUTORY BODY") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans

                    (other than plans administered by insurance companies) or various public bodies, or (5) such Person is a Crown agent or agency or (6) such Person (the "MANAGER") is the manager or trustee of a mutual fund ("MUTUAL FUND") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person; or

               (C) because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security; or

               (D) where such Person is (i) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (iii) a Plan and such security is owned at law or in equity by the Plan Trustee; or

               (E) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

          For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

          100 x A/B

          Where:

          A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and

          B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.

          For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

     (e) "BUSINESS DAY" shall mean any day other than a Saturday, Sunday or a day that is treated as a holiday at the Corporation's principal executive offices in Waterloo, Canada.

     (f) "BUSINESS CORPORATIONS ACT" shall mean the BUSINESS CORPORATIONS ACT (Ontario), R.S.O. 1990, c. B.16, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.

     (g) "CANADIAN-U.S. EXCHANGE RATE" shall mean on any date the inverse of the U.S. Canadian Exchange Rate.

     (h) "CANADIAN DOLLAR EQUIVALENT" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

     (i) "CLOSE OF BUSINESS" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Toronto (or, after the Separation Time, the offices of the Rights Agent in the City of Toronto) becomes closed to the public.

     (j) "COMMON SHARES OF THE CORPORATION" and "COMMON SHARES" shall mean the common shares in the capital stock of the Corporation and any other share of the Corporation into which such common shares may be subdivided, consolidated, reclassified or changed from time to time.

     (k)  "COMPETING PERMITTED BID" means a Take-over Bid that:

          (i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or Competing Permitted Bid;

          (ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of that definition; and

          (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (1) the earliest date on which Common Shares may be taken up or paid for under any Permitted Bid or Competing Permitted Bid that is then in existence and (2) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

     (l) "CONVERTIBLE SECURITIES" means, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

     (m) "CONVERTIBLE SECURITY ACQUISITIONS" has the meaning set forth in the definition of "Acquiring Person" herein.

     (n)  "CO-RIGHTS AGENTS" shall have the meaning set forth in subsection
          4.1(a).

     (o) "EFFECTIVE DATE" shall mean the close of business on November 29, 2004.

     (p) "EXEMPT ACQUISITION" has the meaning set forth in the definition of "Acquiring Person" herein.

     (q) "EXERCISE PRICE" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

          (i) until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

          (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

     (r) "EXPANSION FACTOR" shall have the meaning set forth in subsection 2.3(a)(x).

     (s)  "EXPIRATION TIME" shall mean the earlier of:

          (i)  the Termination Time; and

          (ii) the termination of the annual meeting of the shareholders of the Corporation in the year 2008;

                  provided, however, that if the resolution referred to in
                  Section 5.19 is approved by Independent Shareholders in accordance with Section 5.19 at or prior to such annual meeting, "EXPIRATION TIME" means the earlier of (i) the Termination Time and (ii) the termination of the annual meeting of the shareholders of the Corporation in the year 2011.

     (t) "FIDUCIARY" shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

     (u) A "FLIP-IN EVENT" shall mean a transaction occurring subsequent to the date of this Agreement as a result of which any Person shall become an Acquiring Person provided, however, that a Flip-in Event, shall be deemed to occur at the close of business on the tenth day (or such later day as the Board of Directors of the Corporation may determine) after the Stock Acquisition Date.

     (v) "INDEPENDENT SHAREHOLDERS" shall mean holders of outstanding Common Shares of the Corporation excluding (i) any Acquiring Person; or (ii) any Person (other than a Person referred to in clause 1.1(d)(B)) that is making or has announced a current intention to make a Take-over Bid for Common Shares of the Corporation (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii); or (v) a Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

     (w) "MARKET PRICE" per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Security" of any securities on any date shall be:

          (i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

          (ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

          (iii) if the securities are not listed or admitted to trading as contemplated in clause 1.1(w)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.

          The Market Price, shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

     (x) "1933 SECURITIES ACT" shall mean the SECURITIES ACT of 1933 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

     (y) "1934 EXCHANGE ACT" shall mean the SECURITIES EXCHANGE ACT of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

     (z)  "OFFER TO ACQUIRE" shall include:

          (i) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

          (ii) an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;

          or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell.

     (aa) "OFFEROR'S SECURITIES" means Common Shares Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid and "OFFEROR" means a Person who has announced a current intention to make or is making a Take-over Bid.

     (bb) "PERMITTED BID" means a Take-over Bid made by a Person by means of a Take-over Bid circular and which also complies with the following additional provisions:

          (i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

          (ii) the Take-over Bid shall contain, and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

          (iii) the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and that all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

          (iv) the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Common Shares held by Independent Shareholders, determined as at the close on business on the date of first take-up or payment for Common Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

          (v) the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders shall have been deposited to the Take-over Bid and not withdrawn as at the close on business on the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement;

          provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

     (cc) "PERMITTED BID ACQUISITIONS" has the meaning set forth in the definition of "Acquiring Person" herein.

     (dd) "PERMITTED LOCK-UP AGREEMENT" means an agreement (the "LOCK-UP AGREEMENT") between a Person and one or more holders of Common Shares (each such holder herein referred to as a "LOCKED-UP Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Common Shares held by such holder to a Take-over Bid (the "LOCK-UP BID") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), provided that:

          (i) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares from the Lock-up Agreement in order to deposit or tender the Common Shares to another Take-over Bid or to support another transaction prior to the Common Shares being taken up and paid for under the Lock-up Bid at a price or value per Common Share that exceeds the price or value per Common Share offered under the Lock-up Bid; or

          (ii) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares from the Lock-up Agreement in order to deposit or tender the Common Shares to another Take-over Bid or to support another transaction prior to the Common Shares being taken up and paid for under the Lock-up Bid at an offering price for each Common Share that exceeds by as much as or more than a specified amount (the "SPECIFIED AMOUNT") the offering price for each Common Share contained in or proposed to be contained in the Lock-up Bid and that does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

               and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-over Bid or transaction; and

          (iii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

               (A) 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

               (B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

               shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid, or withdraws Common Shares previously tendered thereto in order to deposit or tender such Common Shares to another Take-over Bid or support another transaction.

     (ee) "PERSON" shall mean any individual, firm, partnership, association, trust, trustee, personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity.

     (ff) "PRO RATA ACQUISITION" has the meaning set forth in the definition of "Acquiring Person" herein.

     (gg) "RECORD TIME" shall mean the close of business on November 29, 2004.

     (hh) "REDEMPTION PRICE" has the meaning set forth in subsection 5.1(a) herein.

     (ii) "RIGHTS CERTIFICATE" shall mean, after the Separation Time, the certificate representing the Rights substantially in the form of Exhibit A hereto;

     (jj) "SECURITIES ACT" shall mean the SECURITIES ACT (Ontario), R.S.O. 1990,
          c. S-5, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto.

     (kk) "SEPARATION TIME" shall mean the close of business on the tenth Business Day after the earlier of:

          (i)  the Stock Acquisition Date;

          (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a

               Take-over Bid (other than a Take-over Bid which is a Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(kk), never to have been made; and

          (iii) the date upon which a Permitted Bid ceases to be a Permitted
               Bid;

          or such later date as may be determined by the Board of Directors acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Board of Directors determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

     (ll) "STOCK ACQUISITION DATE" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the SECURITIES ACT or Section 13(d) under the 1934 EXCHANGE ACT) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

     (mm) "SUBSIDIARY" of any specified Person shall mean any corporation or other entity controlled by such specified Person.

     (nn) "TAKE-OVER BID" means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

     (oo) "TERMINATION TIME" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1, 5.18 or 5.19 hereof.

     (pp) "TRADING DAY", when used with respect to any securities, shall mean a day on which the securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

     (qq) "U.S. CANADIAN EXCHANGE RATE" shall mean on any date:

          (i) if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate;

          (ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

     (rr) "U.S. DOLLAR EQUIVALENT" of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

1.2  CURRENCY

     All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.3  ACTING JOINTLY OR IN CONCERT

     For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Common Shares of the Corporation (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (B) pursuant to a pledge of securities in the ordinary course of business).

1.4  CONTROL

     A Person is "CONTROLLED" by another Person or two or more other Persons acting jointly or in concert if:

     (a) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

     (b) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons and "CONTROLS", "CONTROLLING" and "UNDER COMMON CONTROL WITH" shall be interpreted accordingly.

1.5  HOLDER OF RIGHTS AND TRUST UNITS

     As used in this Agreement, unless the context otherwise requires, the term "HOLDER" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

1.6  REFERENCES TO THIS AGREEMENT

     In this Agreement, unless otherwise provided herein and unless the context otherwise requires, references to "THIS AGREEMENT", "HEREIN", "HEREBY" and "HEREUNDER" mean this Shareholder Rights Plan Agreement dated as of November 29, 2004 between the Corporation and the Rights Agent as amended and supplemented from time to time.

                                   ARTICLE 2
                                   THE RIGHTS

2.1  LEGEND ON COMMON SHARE CERTIFICATES

     Certificates for the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them a legend, substantially in the following form:

          Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of November 29, 2004, as such may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between The Descartes Systems Group Inc. (the "Corporation") and Computershare Trust Company of Canada as Rights Agent, the terms of which are hereby incorporated herein by reference and, a copy of which is on file at the registered office of the Corporation. In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2  INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS

     (a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

     (b)  Until the Separation Time,

          (i)  no Right may be exercised; and

          (ii) each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated share.

     (c)  After the Separation Time and prior to the Expiration Time, the Rights
          (i) may be exercised; and (ii) will be transferable independent of Common Shares. Promptly following the Separation Time the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (x) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (y) a disclosure statement describing the Rights.

     (d) Rights may be exercised in whole or in part on any Business Day (or on any other day which, in the city at which an Election to Exercise (as hereinafter defined) is duly submitted to the Rights Agent in accordance with this Agreement, is not a Saturday, Sunday or a day that is treated as a holiday in such city) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Toronto, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation), the Rights Certificate evidencing such Rights together with an Election to Exercise (an "ELECTION TO EXERCISE") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

     (e) Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (which does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent will thereupon promptly:

          (i) requisition from the transfer agent or any co-transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

          (ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares and, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

          (iii) after receipt of the Common Share certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

          (iv) tender to the Corporation all payments received on exercise of the Rights.

     (f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

     (g)  The Corporation covenants and agrees that it will:

          (i) take all such action as may be necessary and within its power to ensure that all shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

          (ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the BUSINESS CORPORATIONS ACT, the SECURITIES ACT, the securities acts or comparable legislation of each of the other provinces of Canada, the 1933 SECURITIES ACT and the 1934 EXCHANGE ACT, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any shares upon exercise of Rights;

          (iii) use reasonable efforts to cause all shares issued upon exercise of Rights to be listed on the principal exchanges or traded in the over-the-counter markets on which the shares were traded immediately prior to the Stock Acquisition Date;

          (iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

          (v) pay when due and payable any and all Canadian and United States federal, provincial, and state transfer taxes (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares in a name other than that of the holder of the Rights being transferred or exercised.

2.3  ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS

     The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

     (a) In the event the Corporation shall at any time after the Record Date and prior to the Expiration Time:

          (i) declare or pay a dividend on the Common Shares payable in Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable on Common Shares in lieu of a regular periodic cash dividend;

          (ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

          (iii) combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

          (iv) issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (x) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "EXPANSION FACTOR") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this
          Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1 hereof.

          Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in subsection 2.3(a) occurs.

          In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

     (b) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

          Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this paragraph (b), the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

     (c) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend paid in Common Shares) or rights or warrants entitling them to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors of the Corporation) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

     (d)  Each adjustment made pursuant to this Section 2.3 shall be made as of:

          (i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph (a) above; and

          (ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph (b) or (c) above,

          subject to readjustment to reverse the same if such distribution shall not be made.

     (e) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in clause (a)(i) or (a)(iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board of Directors acting in good faith determines that the adjustments contemplated by paragraphs (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs (a), (b) and (c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Corporation, rather than adjustments contemplated by paragraphs (a),
          (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 5.4(b) and 5.4(c), as the case may be, to provide for such adjustments.

     (f)  Each adjustment to the Exercise Price made pursuant to this Section
          2.3 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

          (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

          (ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

          Failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4  DATE ON WHICH EXERCISE IS EFFECTIVE

     Each person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5  EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES

     (a) The Rights Certificates shall be executed on behalf of the Corporation by any one of its Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates. Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

     (b) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6  REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE

     (a) The Corporation will cause to be kept a register (the "RIGHTS REGISTER") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

     (b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

     (c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

     (d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

2.7  MUTILATED, DESTROYED, LOST AND STOLEN RIGHTS CERTIFICATES

     (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

     (b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

     (c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

     (d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8  PERSONS DEEMED OWNERS

     The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9  DELIVERY AND CANCELLATION OF CERTIFICATES

     All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 AGREEMENT OF RIGHTS HOLDERS

     Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

     (a) he will be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

     (b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

     (c) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein.

     (d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

     (e) such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

     (f) without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and

     (g) notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.


                                    ARTICLE 3
         ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1  FLIP-IN EVENT

     (a) Subject to subsections 3.1(b), 5.1(b), 5.1(c) and 5.1(d) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

     (b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

          (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

          (ii) a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with, an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b), shall become void and any holder of such Rights (including transferees) shall thereafter have no right, to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.

     (c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses (i) or (ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

               "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.", provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them.

                                    ARTICLE 4
                                THE RIGHTS AGENT

4.1  GENERAL

     (a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (the "CO-RIGHTS AGENTS") as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees and agents for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

     (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

     (c) The Corporation shall inform the Rights Agent, in a reasonably timely manner, of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the current directors and officers of the Corporation.

4.2  MERGER, AMALGAMATION OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT

     (a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

     (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3  DUTIES OF RIGHTS AGENT

     The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

     (a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert.

     (b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice

          President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

     (c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

     (d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

     (e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

     (f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

     (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

     (h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

     (i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4  CHANGE OF RIGHTS AGENT

     The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days' notice in writing given to the Rights Agent and to each transfer agent of the Common Shares (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent, at the expense of the Corporation, or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon the receipt of all outstanding fees and expenses, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

                                   ARTICLE 5
                                  MISCELLANEOUS

5.1  REDEMPTION AND TERMINATION

     (a) The Board of Directors acting in good faith may, with the prior consent of holders of Common Shares or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section
          2.3 shall have occurred (such redemption price being herein referred to as the "REDEMPTION PRICE").

     (b) The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

     (c) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section
          3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of
          Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a

          Take-over Bid circular sent to all holders of record of Common Shares; further provided that if the Board waives the application of Section
          3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

     (d) The Board of Directors acting in good faith may, in respect of any Flip-in Event waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

          (i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

          (ii) such Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver pursuant to this subsection 5.1(d) it is no longer an Acquiring Person.

     (e) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, takes up and pays for the Common Shares pursuant to the terms and conditions of the Permitted Bid or Take-over Bid, as the case may be.

     (f) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

     (g) If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the BUSINESS CORPORATIONS ACT with respect to meetings of shareholders of the Corporation.

     (h) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

     (i) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with subsection 5.1(f) or (g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

     (j) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

     (k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2  EXPIRATION

     No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

5.3  ISSUANCE OF NEW RIGHTS CERTIFICATES

     Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number of or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4  SUPPLEMENTS AND AMENDMENTS

     (a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares (whether or not such action would materially adversely affect the interests of the holders of Rights generally) where the Board of Directors acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agents to such supplement or amendment.

     (b) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

     (c) The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing 50% plus one of the votes cast in respect thereof.

     (d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing 50% plus one of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the BUSINESS CORPORATIONS ACT with respect to meetings of shareholders of the Corporation.

     (e) Any amendments made by the Corporation to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulation thereunder shall:

          (i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

          (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

          Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

     (f) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, recission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, recission or variation.

     (g) Any supplement or amendment to this Agreement pursuant to subsection 5.4(b) through 5.4(e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

5.5  FRACTIONAL RIGHTS AND FRACTIONAL SHARES

     (a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

     (b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

5.6  RIGHTS OF ACTION

     Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7  HOLDER OF RIGHTS NOT DEEMED A SHAREHOLDER

     No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section
5.8 hereof), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.8  NOTICE OF PROPOSED ACTIONS

     In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

     (a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

     (b) to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.9  NOTICES

     Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

          The Descartes Systems Group Inc.
          120 Randall Drive
          Waterloo, Ontario
          N2V 1C6
          Attention:   Chief Executive Officer
          Fax:         519-746-8110

Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:

          Computershare Trust Company of Canada
          100 University Avenue, 9th Floor
          Toronto, Ontario
          M5J 2Y1
          Attention:   General Manager, Client Services
          Fax:         416-981-9800

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of The Globe and Mail and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10 COSTS OF ENFORCEMENT

     The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 SUCCESSORS

     All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 BENEFITS OF THIS AGREEMENT

     Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 DESCRIPTIVE HEADINGS

     Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

5.14 GOVERNING LAW

     This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.15 LANGUAGE

     Les parties aux presentes ont exige que la presente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en decouleront soient rediges en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.16 COUNTERPARTS

     This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.17 SEVERABILITY

     If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.18 EFFECTIVE DATE

     This Agreement (subject to receipt of the approval of the Independent Shareholders as set forth below) is effective from the Effective Date. If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Shareholders who vote at a meeting of shareholders to be held not later than the date on which the 2005 annual meeting of shareholders of the Corporation terminates, then this Agreement shall terminate and be void and of no further force and effect.

5.19 SHAREHOLDER REVIEW

     At or prior to the annual meeting of the shareholders of the Corporation in 2008, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board of Directors shall, immediately upon the confirmation by the Chairman of such shareholders' meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price.

5.20 REGULATORY APPROVALS

     Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange.

5.21 DECLARATION AS TO NON-CANADIAN AND NON-U.S. HOLDERS

     If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.22 DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS

     All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, shall not subject any member of the Board of Directors to any liability whatsoever to the holders of the Rights.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                                         THE DESCARTES SYSTEMS GROUP INC.


                                         PER: "J. Scott Pagan"
                                              Name: J. Scott Pagan"
                                              Title: General Counsel and
                                              Corporate Secretary


                                         PER: "Brandon Nussey"
                                              Name: Brandon Nussey
                                              Title: Chief Financial Officer


                                         COMPUTERSHARE TRUST COMPANY OF CANADA


                                         PER: "Graham Sheward"
                                              Name: Graham Sheward
                                              Title: Account Manager


                                         PER: "Sophie Arcaro"
                                              Name: Sophie Arcaro
                                              Title: Account Manager

                                    EXHIBIT A
                           FORM OF RIGHTS CERTIFICATE
                           --------------------------

Certificate No. _________                                      __________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID .

                               RIGHTS CERTIFICATE

     This certifies that _________________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of November 29, 2004, as such may from time to time be amended, restated, varied or replaced, (the "RIGHTS AGREEMENT") between The Descartes Systems Group Inc., a corporation organized under the laws of Ontario (the "CORPORATION"), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "RIGHTS AGENT"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the earlier of (i) the Termination Time (as such term is defined in the Rights Agreement) and (ii) the termination of the first annual meeting of the shareholders of the Corporation after the third anniversary of the Rights Agreement (unless extended in accordance with the Rights Agreement), one fully paid common share of the Corporation (a "COMMON SHARE") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Toronto or in such other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be:
(i) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Rights Agreement), from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

     In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

     This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

     This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

     Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

     No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

     No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

     This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

     WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.


Date: ________________________


THE DESCARTES SYSTEMS GROUP INC.


By: __________________________
    Authorized Officer


Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA


By: __________________________
    Authorized Signature

                               FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)


     FOR VALUE RECEIVED ________________________________________________________


hereby sells, assigns and transfers to _________________________________________
                                                (Please print name and
                                                 address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ____________________________________as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:


Signature Guaranteed:                     ______________________________________
                                          Signature

                                          (Signature must correspond to name as
                                          written upon the face of this Rights
                                          Certificate in every particular,
                                          without alteration or enlargement or
                                          any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).


________________________________________________________________________________
                            (To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ______________________________     Signature: ___________________________

                                          (Signature must correspond to name as
                                          written upon the face of this Rights
                                          Certificate in every particular,
                                          without alteration or enlargement or
                                          any change whatsoever.)


                                     NOTICE

     In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

                   (To be attached to each Rights Certificate)


                          FORM OF ELECTION TO EXERCISE


TO: THE DESCARTES SYSTEMS GROUP INC.


The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares (or other, securities or title to such property) be issued in the name of:


                                          ______________________________________
                                          (Name)


                                          ______________________________________
                                          (Street)


                                          ______________________________________
                                          (City and State or Province)


                                          ______________________________________
                                          (Country, Postal Code or Zip Code)


                                          ______________________________________
                                          SOCIAL INSURANCE, SOCIAL SECURITY OR
                                          OTHER TAXPAYER IDENTIFICATION NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

                                          ______________________________________
                                          (Name)

                                          ______________________________________
                                          (Street)

                                          ______________________________________
                                          (City and State or Province)

                                          ______________________________________
                                          (Country, Postal Code or Zip Code)

                                          ______________________________________
                                          SOCIAL INSURANCE, SOCIAL SECURITY OR
                                          OTHER TAXPAYER IDENTIFICATION NUMBER


Dated:

Signature Guaranteed:                     ______________________________________
                                          Signature

                                          (Signature must correspond to name as
                                          written upon the face of this Rights
                                          Certificate in every particular,
                                          without alteration or enlargement or
                                          any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).


________________________________________________________________________________
                            (To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: _______________________            Signature: ___________________________


                                     NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.